Exhibit 99.1

TD Bank comments on Commerce Bancorp acquisition and expected impact on the earnings of its U.S. Personal and Commercial Banking segment

TORONTO, April 21, 2008 - TD Bank Financial Group (TDBFG) today announced the expected earnings impact of the completion of its acquisition of Commerce Bancorp on March 31, 2008, and the target earnings of TD's U.S. Personal and Commercial Banking segment through fiscal 2009.

These topics will be discussed in an investor conference call and audio webcast today, April 21, 2008, at 11:00 a.m. ET. The call will feature presentations by TDBFG executives, followed by a question and answer period with investors and analysts. A webcast of the call will be broadcast live via TD's website. The presentation material referenced during the call will be available today by 9 a.m. on the TDBFG website at www.td.com/investor/current.jsp. A listen-only telephone line is available at 416-915-5762 or 1-800-594-3790 (toll free).

The webcast and presentations will be archived at www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 2:00 p.m. ET on April 21, 2008, until May 21, 2008, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21267641, followed by the pound key.

TD Bank will release its full second quarter financial results and webcast its quarterly earnings conference call live on the internet on May 28, 2008. Conference call and webcast details will be announced closer to that date.

Update on completion of the acquisition of Commerce Bancorp
(All dollar amounts are expressed in Canadian currency unless otherwise noted)

“We feel very positive about the future of TD Commerce Bank and our U.S. growth strategy,” said Ed Clark, President and CEO of TDBFG. “While we still believe 2008 will be a challenging year overall, we are pleased with the slightly stronger earnings we now expect from our U.S. banking operations in 2008. It’s clear we’ve got an incredibly powerful U.S. retail franchise that will drive shareholder value over the long run.”

 -- Restructuring and Integration Charges & Synergies
TD reconfirmed that it expects cost synergies of US$310 million pre-tax to be realised by the end of fiscal 2009. Ongoing restructuring and integration charges of US$420 million pre-tax will impact TD’s income statement and be identified as items of note in the bank’s future financial results. These restructuring costs will be taken over the next two to three years. The earnings estimates that follow exclude these charges.

- - Estimated earnings for TD's U.S. Personal and Commercial Banking segment:
•	For the second quarter of 2008, TD estimates net income for this segment will be $130 million, which does not include contributions from Commerce.

•
For fiscal 2008, TD is targeting net income for this segment of a minimum $750 million, revised up from TD’s previous estimate of $700 million.  Consistent with this new target, TD’s third quarter net income run rate for this segment will be approximately $250 million.  This includes contributions from Commerce Bancorp, reported with a one-month lag.

•	For fiscal 2009, TD’s target net income for this segment will be $1.2 billion, unchanged from TD’s previous estimate.

In addition to the above estimates, TD has provided estimated revenues, expenses, and other information for the U.S. Personal and Commercial Banking segment for the second and third quarters of 2008 in the call’s investor presentation, which will be available today by 9 a.m. on www.td.com/investor. This presentation also includes:

•	Details on the balance of Commerce Bank's investment portfolio as at April 15, 2008;
•	An update on Commerce Bank's deposit and loan growth;
•	A profile of TD's U.S. Personal and Commercial Banking segment loan portfolio as of March 31, 2008;
•	An update on TD Commerce Bank’s asset quality as of March 31, 2008
•	An integration timeline;
•	Several other metrics regarding the financial impact of the transaction.

TD Commerce Bank Investor Day
An investor day will be held in New Jersey on June 19, 2008, during which the TD Commerce Bank leadership team will share their plans to develop TD’s U.S. retail platform over the next 18 to 24 months.

“This will be an opportunity to introduce the great leadership and vision we have for TD Commerce Bank,” said Clark. “Investors will be able to ask questions and meet directly with the key members of the TD Commerce Bank executive team - the people who are responsible for executing the organic growth plans for their businesses and for continuing to WOW! the customers of America’s Most Convenient Bank.”

Conference details will be made public in a press release by mid May.

Caution regarding forward-looking statements
From time to time, the Bank makes written and oral forward-looking statements, including in this press release. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, specifically the Bank’s U.S. segment, and the Bank’s and the segment’s anticipated financial performance. The forward-looking information contained in this press release is presented for the purpose of assisting our shareholders and analysts in understanding our U.S. Personal and Commercial banking segment’s financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.  The economic assumptions for 2008 for our U.S. Personal and Commercial banking segment are set out on page 38 of the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the weakening economy in the U.S., the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; the Bank’s ability to integrate Commerce Bancorp, Inc.’s businesses in a timely and cost-efficient manner; the Bank’s ability to realize the expected synergies resulting for the Commerce Bancorp transaction in the amounts or in the timeframe anticipated; legislative and regulatory developments; unexpected judicial or regulatory proceedings; and continued negative impact of the U.S. securities litigation environment.  The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements as they may not be suitable for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$435 billion in assets as of January 31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Simon Townsend, Corporate Communications, TD Bank Financial Group, (416) 944-7161; Tim Thompson, Investor Relations, TD Bank Financial Group, (416) 308-9030